FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of October 08, 2004

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc

(LSE: SIG and Nasdaq NMS: SIGY) October 8th, 2004

Signet Group announces change in ADS ratio

ADS ratio expected to change to 10 ordinary shares per 1 ADS on October 18th, 2004

October 8th, 2004 -- Signet Group plc ("Signet"), the world's largest specialty retail jeweler and parent company of "Kay Jewelers" and "Jared the Galleria of Jewelry" in the US, announces its intention to change the number of its ordinary shares represented by each of its American Depositary Shares ("ADSs") from thirty ordinary shares to ten ordinary shares (the "Ratio Change"). On that date, if the Ratio Change is effective, registered holders of the ADSs will be mailed certificates evidencing two additional ADSs for every ADS then held. ADSs trading on October 18th, 2004 will continue to trade under the pre-Ratio Change price but will settle with the benefit of the distribution of the additional ADSs. The ADSs will first trade under the post-Ratio Change price on October 19th, 2004.

Enquiries:

Tim Jackson, Investor Relations Director +44 (0) 20 7399 9520

Pam Small, Brunswick (UK) +44 (0) 20 7404 5959

Brian Rafferty, Taylor Rafferty (US) + (1) 212 889 4350

Signet operated 1,725 speciality retail jewellery stores at July 31st, 2004; these included 1,126 stores in the US, where the Group trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 599 stores in the UK, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at www.signetgroupplc.com.

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management's beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words "expects," "intends," "anticipates," "estimates," "may," "forecast," "objective," "plan" or "target," and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewelry sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group's business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the "Risk and Other Factors" section of the Company's 2003/04 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 22nd, 2004 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:    October 08, 2004